UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person *: Encarnacao Stephen J. (Last) (First) (Middle) 12 Fells Road (Street) Winchester MA 01890 (City) (State) (Zip)		2. Issuer Name and Ticker or Trading Symbol: Secure Enterprise Solutions Inc. (SETP)				6. Relationship of Reporting Person(s) to Issuer: (Check all applicable) _X_ Director ___10% Owner __ Officer (give title ___ Other (specify below) below) Director
		3. I.R.S. Identification Number or Reporting Person, if an entity (Voluntary) ###-##-####		4. Statement for Month/Year 06/2002
				5. If Amendment, Date of Original (Mo/Yr) N/A		7. Individual or Joint/Group Reporting (Check Applicable Line) _X_ Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
Table 1 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr.3)	2. Transaction Date (Month/Day/year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7 Nature of Indirect Beneficial Ownership (Instr. 4).
			Amount	(A) or (D)	Price
Common Stock	--	--	--	--	--	N/A		N/A

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion of Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Right to exercise options for common stock	--	--	--	--		Sept. 18, 2000	Sept 18, 2005	Common	25,000	$0.30	25,000	Direct	N/A
Right to exercise options for common stock	--	--	--	--		Sept. 18, 2001	Sept. 18, 2006	Common	15,000	$0.30	15,000	Direct	N/A
Right to exercise options for common stock	--	--	--	--		Sept. 18, 2002	Sept. 18, 2007	Common	15,000	$0.30	15,000	Direct	N/A
Right to exercise options for common stock	--	--	--	--		Sept. 18, 2003	Sept. 18, 2008	Common	15,000	$0.30	15,000	Direct	N/A
Right to exercise options for common stock	--	--	--	--	--	Dec. 31, 2001	Dec. 31, 2006	Common	25,000	$0.20	25,000	Direct	N/A
Right to exercise options for common stock	--	--	--	--	--	Dec. 31, 2002	Dec. 31, 2007	Common	25,000	$0.25	25,000	Direct	N/A
Right to exercise options for common stock	--	--	--	--	--	Dec. 31, 2003	Dec. 31, 2008	Common	25,000	$0.30	25,000	Direct	N/A

Explanation of Responses:

** Intentional Misstatements or omissions of facts constitute Federal Criminal Violations. August 8, 2002

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Date

Note: File three copies of this Form, one of which must be manually signed, If space

Provided is insufficient, see Instruction 6 for procedure. /s/ Stephen J. Encarnacao

** Signature of Reporting Person  Stephen J. Encarnacao